UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 7, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at September 30, 2012.

At September 30,
2012
£
(in millions)
Borrowings and Indebtedness
Short-term borrowing	8,632
Short-term derivative financial instruments *	111
Total short-term borrowings	8,743

Long-term borrowings	26,883
Long-term derivative financial instruments *	226
Total long-term borrowings	27,109

Total borrowings and indebtedness	35,852

Share Capital
Called up share capital (53,819,961,569 ordinary shares allotted, issued and fully paid)	3,866
Treasury shares held (4,641,101,208 shares)	(7,573)
Additional paid-in capital	154,199
Retained losses	(89,575)
Accumulated other comprehensive income	8,518

Total equity and shareholders’ funds	69,435

Total Capitalization and Indebtedness	105,286

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)

At September 30, 2012, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone India of INR169.4 billion, Vodafone Americas Finance 2 Inc. of US$3.7 billion and Vodafone Ghana Telecommunications Limited of US$0.2 billion.

(2)	At September 30, 2012, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £978 million.

(3)

At September 30, 2012, the Group had cash and cash equivalents of £4,293 million, liquid investments primarily in index linked government bonds and a managed investment fund of £2,963 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,632 million, giving total net borrowings and indebtedness of £25,964 million.

(4)

The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, increased by US$ 2,073 million and €1,531 million respectively between September 30, 2012 and February 5, 2013.

(5)

On October 31, 2012 the Group confirmed that Vodafone New Zealand had completed the acquisition of TelstraClear Limited for a cash consideration of NZ$840 million. The transaction had previously been announced on July 12, 2012.

(6)	On November 16, 2012 Vodafone Ireland announced it had been awarded spectrum to the value of €160.8 million. €72million was paid in July 2012, €88.8million was paid during November 2012.

(7)

On November 13, 2012 the Group announced a $3.825 billion dividend from Verizon Wireless which was received in November 2012 and December 2012 and of which £1.5bn was allocated to a share buyback programme which commenced in December 2012. Between September 30, 2012 and February 5, 2013, the Group purchased 229,455,000 of its ordinary shares at a cost (including dealing and associated costs) of £373,787,034. At February 5, 2013, the Group held 4,863,891,831 of its ordinary shares in treasury and had 48,956,360,198 ordinary shares in issue (excluding treasury shares).

(8)

On November 15, 2012 Vodafone India announced it had been awarded spectrum to the value of INR 11.3 billion. During November, 2012 INR 3.7 billion was paid, the balance of INR 7.6 billion is payable in 10 equal annual installments commencing December 25, 2015.

(9)	On January 9, 2013 €1.4 billion was paid in relation to spectrum in the Netherlands.

(10)

Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2013

By: /s/ Neil Garrod
Name: Neil Garrod
Title: Group Treasury Director